   ATTACHED HERETO IS AMENDMENT NO. 3 (THE "AMENDMENT") TO THE STATEMENT ON
   SCHEDULE 13D, DATED JANUARY 19, 1989, FILED BY MR. WILLIAM R. BERKLEY AND INTERLAKEN FINANCIAL GROUP, INC. (THE "STATEMENT"). THE STATEMENT, AS WELL AS AMENDMENTS NO. 1 AND 2 THERETO ARE ATTACHED TO THE AMENDMENT AS ATTACHMENTS 1,
      2 AND 3, RESPECTIVELY. IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 101(a)(2)(ii) OF REGULATION S-T, THE AMENDMENT, TOGETHER WITH ATTACHMENTS 1,
     2, AND 3 (WHICH ATTACHMENTS PRECEDE THE AMENDMENT IN THIS ELECTRONIC
             SUBMISSION), RESTATE THE ENTIRE TEXT OF THE SCHEDULE.

                                                  Attachment 1


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          NAFCO Financial Group, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  628724-10-6
                                (CUSIP Number)


   Mr. Robert V. Mendelsohn             Mr. William R. Berkley
Interlaken Financial Group Inc.            165 Mason Street
        165 Mason Street                     PO Box 2518
 Greenwich, Connecticut 06830        Greenwich, Connecticut 06830
     (203) 629-2880                       (203) 629-2880
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)





                             January 13, 1989
                     (Date of Event which Requires Filing
                              of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM R. BERKLEY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[  ]
                                                            b[  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                    7.  SOLE VOTING POWER

                              853,505

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      853,505
   WITH
                   10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          853,505

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%

14.  TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         INTERLAKEN FINANCIAL GROUP INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[  ]
                                                            b[  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                    7.  SOLE VOTING POWER

                              853,505

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      853,505
   WITH
                   10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          853,505

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20%

14.  TYPE OF REPORTING PERSON*
          CO

Item 1.   Security and Issuer.

          This Statement relates to the common shares, par value $.01 per share (the "Common Shares"), of NAFCO Financial Group, Inc., a Delaware corporation ("NAFCO"), the principal executive offices of which are located at 5801 Pelican Bay Boulevard, Naples, Florida.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of William R. Berkley ("Mr. Berkley") and Interlaken Financial Group Inc., a Delaware corporation ("Interlaken"), all the issued and outstanding shares of which are owned by Mr. Berkley. Interlaken was formed solely for the purpose of acquiring and holding certain of the equity securities of NAFCO. The address of Interlaken's principal office is 165 Mason Street, Greenwich, Connecticut 06830, which is also the business address of Mr. Berkley. Mr. Berkley and Interlaken have executed an agreement regarding this Statement and any amendments hereto, a copy of which agreement is attached as Exhibit 1 hereto.
          Mr. Berkley has been Chairman of the Board and President of Interlaken since its formation in October 1988. Since 1967, Mr. Berkley has been Chairman of the Board and President of W.R. Berkley Corporation, an insurance holding company which he founded. Mr. Berkley also serves as Chairman of the Board of several companies which he controls or founded. These include The National Guardian Corporation, a diversified security alarm and service company, Finevest Foods, Inc., a wholesale distributor of frozen foods and dairy products and a processor of fluid milk, related dairy products and ice cream products and Finevest Services, Inc., an investment and consulting firm which, with its affiliates, has interests in the food and food distribution industry. The principal offices of W.R. Berkley Corporation are located at the address previously given for Mr. Berkley above. Mr. Berkley also serves as a director of Lep Group plc, a United Kingdom company which owns all of the outstanding capital stock of The National Guardian Corporation.
          The following list contains certain information regarding the executive officers and directors of Interlaken. Neither Mr. Berkley nor Interlaken, nor any of the persons listed below has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of such persons is a citizen of the United States.

Name and Business        Position         Present Principal
  or Residence             with             Occupation and
    Address              Interlaken            Employer

William R. Berkley     Chairman of        Chairman of the Board
165 Mason Street       the Board and      and President of W.R.
Greenwich, CT 06830    President          Berkley Corporation and other
                                          companies

Robert V. Mendelsohn   Vice President     Executive Vice
165 Mason Street       and Secretary      President of W.R.
Greenwich, CT 06830                       Berkley Corporation

Andrew M. Bursky       Vice President     Vice President of
165 Mason Street       and Treasurer      Finevest Services, Inc.
Greenwich, CT 06830

William L. Mahone      Assistant          General Counsel to
165 Mason Street       Secretary and      Finevest Services, Inc.
Greenwich, CT 06830    Assistant
                       Treasurer

Dale A. Myer           Assistant          Vice President of
165 Mason Street       Treasurer          Berkley Dean and
Greenwich, CT 06830                       Company, Inc.


Item 3.   Source and Amount of Funds or Other Consideration.

          All 853,505 Common Shares as to which Mr. Berkley and Interlaken may be deemed to have beneficial ownership were acquired pursuant to a Stock Purchase Agreement, dated as of October 24, 1988, as amended December 16, 1988, between Interlaken and NAFCO (the "Stock Purchase Agreement"), a copy of which is filed as Exhibit 2 to this Statement and which is incorporated herein by reference. Under the terms of the Stock Purchase Agreement, as amended, Interlaken agreed to purchase and NAFCO agreed to sell 853,505 shares of Adjustable Rate Cumulative Convertible Preferred Stock, Series A, par value $.01 per share of NAFCO (the "Series A Preferred Stock"). The Series A Preferred Stock is convertible on a share-for-share basis into the Common Shares of NAFCO, subject to certain anti-dilution provisions. Pursuant to Amendment No. 1 to the Stock Purchase Agreement, dated as of December 16, 1988, NAFCO agreed to issue to Interlaken, concurrent with the issuance of the shares of Series A Preferred Stock, an additional 284,495 shares of Adjustable Rate Cumulative Preferred Stock, Series B, par value $.01 per share (the "Series B Preferred Stock"). With certain exceptions, shares of the Series B Preferred Stock have the same voting and other rights as shares of the Series A Preferred Stock, but are not convertible into Common Shares. Shares of the Series B Preferred Stock, however, will automatically be converted into an equal number of shares of the Series A Preferred Stock if the transaction is approved, for the purpose of satisfying the listing requirements of the New York Stock Exchange, by NAFCO's shareholders at its 1989 annual meeting of shareholders, which is expected to be held in the latter part of February. In the event that NAFCO's shareholders do not so approve the transaction (i) both NAFCO and Interlaken will, for a thirty day period, have the right to redeem, or require the redemption of, the Series B Preferred Stock and (ii) the dividend rate for the Series B Preferred Stock will be increased retroactively.
          A total cash consideration of $15,078,500 was paid for the shares of Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock"). The funds used to make this purchase were obtained through borrowings by Interlaken from a bank, in the ordinary course of its business, which debt has the benefit of the personal guaranty of Mr. Berkley. A copy of the promissory note so executed by Interlaken, dated as of January 13, 1989, and the guaranty executed by Mr. Berkley, dated as of January 12, 1989 (collectively, the "Loan Agreement"), is attached hereto as Exhibit 3 and is incorporated herein by reference.
          The foregoing description of certain terms of the Stock Purchase Agreement, as amended, and the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms of such agreements, as amended, which are incorporated herein by reference.

Item 4.   Purpose of Transaction.

          The acquisition of the Preferred Stock was made solely for investment purposes with the intent of acquiring a significant minority interest in NAFCO. Interlaken, in the ordinary course of its investment activities, intends to review on a regular basis its investment in NAFCO, NAFCO's business affairs and financial position and general economic and industry conditions. Subject to the contractual obligations described below, Interlaken and Mr. Berkley may from time to time make additional investments in the securities of NAFCO, either in the open market or in privately negotiated transactions, or sell all or any part of their investment in NAFCO as they deem appropriate in light of circumstances existing from time to time.
          Pursuant to the terms of the Stock Purchase Agreement, as amended, Interlaken has the right (subject to certain exceptions), for a period of time which will expire no later than January 13, 1994, to purchase additional equity securities from NAFCO in the event that NAFCO issues Common Shares (or warrants, options, convertible securities or similar rights to acquire NAFCO common stock) to a person other than Interlaken ("Future Purchase Rights"). Pursuant to its Future Purchase Rights, Interlaken will be entitled to purchase from NAFCO, in or concurrently with the transaction with such other person, a number of securities of the same or an equivalent class which will enable Interlaken to own, either as a result of such issuance or upon exercise or conversion of the securities so issued, the same percentage of the Common Shares as it owned prior to such issuance (assuming full conversion of the Preferred Stock). The purpose of the Future Purchase Rights is to permit Interlaken to participate in certain future issuances on the same terms as other purchasers, and to maintain, but not increase, its percentage ownership of NAFCO's voting stock.
          Concurrent with the execution of the Stock Purchase Agreement, Mr. Berkley and Interlaken (collectively, the "Purchaser") and NAFCO entered into an Investor Agreement (the "Investor Agreement"). Amendment No. 1 to the Investor Agreement was executed among NAFCO, Mr. Berkley and Interlaken as of December 16, 1988 (the "Investor Amendment"). Copies of the Investor Agreement and the Investor Amendment are filed herewith as Exhibit 4 hereto, which exhibit is hereby incorporated herein by reference.
          Under the terms of the Investor Agreement, as amended, NAFCO will nominate a representative of the Purchaser for election as a director of each of NAFCO and Naples Federal Savings and Loan Association, a wholly owned subsidiary of NAFCO ("Naples Federal"), for a period of five years from the date of issuance of the Preferred Stock (the "Standstill Period"). The Investor Agreement, as amended, requires that Mr. Berkley serve as Interlaken's representative on NAFCO's Board of Directors for the first year of the Standstill Period.

          On January 13, 1989, Mr. Berkley, Interlaken and NAFCO entered into a letter agreement (the "Letter Agreement"), which was amended on January 18, 1988 (the "Letter Amendment"), pursuant to which Mr. Berkley and Interlaken waived certain rights under the Investor Agreement. A copy of the Letter Agreement, as amended by the Letter Agreement, is filed herewith as Exhibit 5 hereto, which exhibit is hereby incorporated herein by reference. The Letter Agreement, as amended, provides that under certain circumstances NAFCO may expand the size of its board of directors (the "Board") to seven solely for the purpose of electing initially Mr. Berkley to the Board, providing that, upon the earlier of (i) February 28, 1990 or (ii) the occurrence of the first vacancy on the Board to occur under certain circumstances, NAFCO shall reduce the size of the Board by one. The Letter Amendment provides that Mr. Berkley shall be elected initially to the Board for a term to expire at the 1991 annual meeting of NAFCO's shareholders.
          The Investors Agreement, as amended, also contains certain limitations on the Purchaser's ownership of NAFCO voting stock. These limitations include a provision precluding the Purchaser and its affiliates and associates from offering to acquire or acquiring 25% or more of NAFCO's outstanding voting stock without the prior approval of NAFCO's Board of Directors for the duration of the Standstill Period. After the Standstill Period, the Purchaser will be permitted, subject to applicable regulatory approvals, to acquire NAFCO voting stock in excess of 25% without the prior approval of NAFCO's Board of Directors, but only if the offer to acquire or acquisition applies to all of the outstanding Common Shares, is for cash on the same financial terms to all common stockholders, is supported by a "fairness opinion" from a mutually selected, nationally recognized investment banking firm, and is either a merger or other corporate transaction involving approval by the holders of a majority of NAFCO's outstanding voting stock (excluding the Purchaser), or a tender offer requiring acceptance by the holders of at least a majority of all the Common Shares not owned by the Purchaser.
          For the duration of the Standstill Period, any of the Common Shares acquired by the Purchaser upon conversion of the Series A Preferred Stock may be sold in both open market and private transactions, but in any case such sales may be made only to persons who would then own less than 5% of NAFCO's voting stock, or in a "friendly" tender offer or in a tender offer opposed by the Board of Directors of NAFCO in which 50% or more of all outstanding Common Shares (other than shares held by the Purchaser) have been tendered.

          The Investor Agreement, as amended, also provides that, at all meetings of shareholders of NAFCO held prior to the end of the Standstill Period, all shares of NAFCO voting stock beneficially owned by the Purchaser, its affiliates and associates will be voted in favor of the election of directors nominated by NAFCO's Board of Directors. On other matters, such shares will be voted as determined by the Purchaser either (i) in accordance with the recommendations of the NAFCO Board of Directors or (ii) for or against or abstain from voting in the same proportion as the shares owned by all other shareholders (excluding the Purchaser and certain other persons or groups) are voted. The Investor Agreement also restricts the Purchaser's right to call a special meeting of shareholders, to propose matters for consideration at a shareholders' meeting, to engage in a proxy contest, to propose an acquisition of NAFCO, and to file a change in control application with the Federal Home Loan Bank Board.
          The Investor Agreement will terminate upon, among other things, the Purchaser's ceasing to be a greater than 5% beneficial owner of NAFCO voting stock for a period of six months, or approval of termination by NAFCO's Board of Directors by a two-thirds vote (excluding the Purchaser's representative) with the consent of the Purchaser. The Investor Agreement provides that the Standstill Period may be shortened to three years, at Interlaken's option, if the position of chief executive officer of NAFCO is assumed by someone other than (1) one of NAFCO's current executive officers or (ii) a person who later becomes an executive officer of NAFCO without opposition from Interlaken's representative on NAFCO's Board of Directors.
          The foregoing descriptions of the Stock Purchase Agreement, as amended, the Investor Agreement, as amended, and the Letter Agreement and Letter Amendment do not purport to be complete, and are qualified in their entirety by the terms of the Stock Purchase Agreement, as amended, the Investor Agreement, as amended, and the Letter Agreement and Letter Amendment, which are incorporated herein by reference.
          Except as described above, neither Mr. Berkley nor Interlaken has any present plans or proposals which would result in or relate to any transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Berkley and Interlaken may be deemed to have beneficial ownership of 853,505 Common Shares, or approximately 20.0% of the sum of (i) the Common Shares outstanding as of December 15, 1988, as reported in NAFCO's Report on Form 10-K for its fiscal year ended September 30, 1988, and (ii) the Common Shares into which the shares of Series A Preferred Stock issued to Interlaken pursuant to the Stock Purchase Agreement, as amended, are convertible (collectively, the "Common Equivalents"). Assuming conversion of the Series B Preferred Stock into Series A Preferred Stock, Mr. Berkley and Interlaken would be deemed to have beneficial ownership of 24.9% of the sum of the (i) Common Equivalents and (ii) shares of Series A Preferred Stock received upon conversion of the Series B Preferred Stock. Neither Mr. Berkley nor Interlaken, nor, to the best knowledge of Mr. Berkley and Interlaken, any of the persons listed in Item 2 above, beneficially owns, or has the right to acquire, directly or indirectly, the beneficial ownership of any of the Common Shares of NAFCO except as described above.
          (b) Subject to the voting restrictions described above, and except as otherwise described herein, Interlaken has sole power to direct the vote, and sole power to direct the disposal of all 853,505 shares of the Series A Preferred Stock, as well as all 284,495 shares of the Series B Preferred Stock.
          (c) Neither Mr. Berkley nor Interlaken nor, to the best knowledge of Mr. Berkley or Interlaken, any person listed in Item 2 above, has effected any transactions with respect to any of the securities of NAFCO during the past sixty (60) days, except the acquisition by Interlaken of the Preferred Stock as reported hereby.

          (d)  Not Applicable.
          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Except for the Stock Purchase Agreement and the Investor Agreement, as amended, including all exhibits and documents to be delivered pursuant thereto, and the Loan Agreement, which are filed as Exhibits 2, 4 and 3, respectively, to this Statement and are incorporated herein by reference, or as otherwise noted below, neither Mr. Berkley nor Interlaken, nor, to the best knowledge of Mr. Berkley and Interlaken, any of the persons listed in Item 2 hereto, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of NAFCO.
          Mr. Berkley and Interlaken have entered into an agreement with the Federal Savings and Loan Insurance Corporation ("FSLIC"), executed by Mr. Berkley and Interlaken on November 4, 1988 and accepted by the FSLIC on January 6, 1989 (the "Rebuttal Undertaking"), imposing certain limitations and restrictions on their relationship with and investment in NAFCO. Under the terms of the Rebuttal Undertaking, Mr. Berkley and Interlaken agreed, among other things, to limit their representation on the boards of directors of NAFCO and Naples Federal, to refrain from effecting purchases of certain securities of NAFCO without the prior approval of the FSLIC and to limit the exercise of certain other shareholder rights that would otherwise inure to a holder of the voting stock of NAFCO. The foregoing description of the Rebuttal Undertaking does not purport to be complete and is qualified in its entirety by the terms of the Rebuttal Undertaking, which is filed herewith as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement between Interlaken Financial Group Inc. and William R. Berkley, dated as of January 20, 1989.

Exhibit 2 Stock Purchase Agreement, dated as of October 24, 1988, between NAFCO Financial Group, Inc. and Interlaken Financial Group Inc., with related exhibits and including Amendment No. 1 thereto, dated as of December 16, 1988.

Exhibit 3 Loan Agreement executed by Interlaken Financial Group Inc. and William R. Berkley to finance the acquisition of the Preferred Stock, dated as of January 13, 1989.

Exhibit 4 Investor Agreement, dated as of October 24, 1988, among NAFCO Financial Group, Inc., Interlaken Financial Group Inc. and William R. Berkley, with related exhibit, and including Amendment No. 1 thereto, dated as of December 16, 1988.

Exhibit 5 Letter Agreement, dated as of January 13, 1989, among NAFCO Financial Group, Inc., Interlaken Financial Group Inc. and William R. Berkley, and including the Letter Amendment thereto, dated as of January 18, 1989.

Exhibit 6 Rebuttal Undertaking, dated as of December 20, 1988, among William R. Berkley, Interlaken Financial Group Inc. and the Federal Savings and Loan Insurance Corporation (the "FSLIC"), accepted by the FSLIC on January 6, 1989.


                                   SIGNATURE
          After reasonable belief and inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1989


                              /s/ WILLIAM R. BERKLEY
                                  William R. Berkley


                              INTERLAKEN FINANCIAL GROUP INC.


                              By:/s/ ROBERT V. MENDELSOHN
                                     Robert V. Mendelsohn
                                 Vice President and Secretary

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 EXHIBIT INDEX


               Page

Exhibit 1      21        Joint Filing Agreement between Interlaken Financial
                         Group Inc. and William R. Berkley, dated as of
                         January 19, 1989.

Exhibit 2      22        Stock Purchase Agreement, dated as of October 24,
                         1988, between NAFCO Financial Group, Inc. and
                         Interlaken Financial Group Inc., with related exhibits and including Amendment No. 1 thereto, dated as of December 16, 1988.

Exhibit 3      137       Loan Agreement executed by Interlaken Financial Group
                         Inc. and William R. Berkley to finance the acquisition of the Preferred Stock, dated as of January 13, 1989.

Exhibit 4      146       Investor Agreement, dated as of October 24, 1988,
                         among NAFCO Financial Group, Inc., Interlaken
                         Financial Group Inc. and William R. Berkley, with related exhibit, and including Amendment No. 1 thereto, dated as of December 16, 1988.

Exhibit 5      162       Letter Agreement, dated as of January 13, 1989, among
                         NAFCO Financial Group, Inc., Interlaken Financial
                         Group Inc. and William R. Berkley, and including the
                         Letter Amendment thereto, dated as of January 18, 1989.

Exhibit 6      166       Rebuttal Undertaking, dated as of December 20, 1988,
                         among William R. Berkley, Interlaken Financial Group
                         Inc. and the Federal Savings and Loan Insurance
                         Corporation (the "FSLIC"), accepted by the FSLIC on January 6, 1989.

                                                  Attachment 2


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                          NAFCO Financial Group, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  628724-10-6
                                (CUSIP Number)


   Mr. Robert V. Mendelsohn             Mr. William R. Berkley
Interlaken Financial Group Inc.            165 Mason Street
        165 Mason Street                     PO Box 2518
 Greenwich, Connecticut 06830        Greenwich, Connecticut 06830
     (203) 629-2880                       (203) 629-2880

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)




                             February 27, 1989
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM R. BERKLEY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             a[  ]
                                                            b[  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                    7.  SOLE VOTING POWER

                            1,138,000

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    1,138,000
   WITH
                   10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,138,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.9%

14.  TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         INTERLAKEN FINANCIAL GROUP INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[  ]    b[  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                    7.  SOLE VOTING POWER

                            1,138,000

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    1,138,000
   WITH
                   10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,138,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.9%

14.  TYPE OF REPORTING PERSON*
          CO

          This Amendment No. 1 amends the Statement on Schedule 13D, dated January 13, 1989 (the "Statement"), filed by Mr. William R. Berkley ("Mr. Berkley") and Interlaken Financial Group Inc. ("Interlaken"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Statement.

Item 3.   Source and Amount of Funds or Other Consideration.
          The first paragraph of Item 3 of the Statement is hereby amended to read as follows:
          All 1,138,000 Common Shares as to which Mr. Berkley and Interlaken may be deemed to have beneficial ownership were acquired pursuant to a Stock Purchase Agreement, dated as of October 24, 1988, as amended December 16, 1988, between Interlaken and NAFCO (the "Stock Purchase Agreement"), a copy of which is filed as Exhibit 2 to this Statement and which is incorporated herein by reference. Under the terms of the Stock Purchase Agreement, as amended, Interlaken agreed to purchase and NAFCO agreed to sell 853,505 shares of Adjustable Rate Cumulative Convertible Preferred Stock, Series A, par value $.01 per share of NAFCO (the "Series A Preferred Stock"). The Series A Preferred Stock is convertible on a share-for-share basis into the Common Shares of NAFCO, subject to certain anti-dilution provisions. Pursuant to Amendment No. 1 to the Stock Purchase

Agreement, dated as of December 16, 1988 ("Amendment No. 1"), NAFCO agreed to issue to Interlaken, concurrently with the issuance of the shares of Series A Preferred Stock, an additional 284,495 shares of Adjustable Rate Cumulative Preferred Stock, Series B, par value $.01 per share (the "Series B Preferred Stock"). Pursuant to the terms of Amendment No. 1, all shares of the Series B Preferred Stock were automatically converted on a share-for-share basis into shares of Series A Preferred Stock on February 27, 1989, when the transaction was approved, for the purpose of satisfying the listing requirements of the New York Stock Exchange, by NAFCO's shareholders at its 1989 annual meeting of shareholders.

Item 5.   Interest in Securities of the Issuer.
          Item 5 of the Statement is hereby amended to read as follows:
          (a) Mr. Berkley and Interlaken may be deemed to have beneficial ownership of 1,138,000 Common Shares, or approximately 24.9% of the sum of (i) the Common Shares outstanding as of December 15, 1988, as reported in NAFCO's Report on Form 10-K for its fiscal year ended September 30, 1988 and (ii) the Common Shares into which the shares of Series A Preferred Stock issued to Interlaken are convertible. Neither Mr. Berkley nor Interlaken, nor, to the best knowledge of Mr. Berkley and

Interlaken, any of the persons listed in Item 2 above, beneficially owns, or has the right to acquire, directly or indirectly, the beneficial ownership of any of the Common Shares of NAFCO except as described above.
          (b) Subject to the voting restrictions described above, and except as otherwise described herein, Interlaken has sole power to direct the vote, and sole power to direct the disposal, of all 1,138,000 shares of the Series A Preferred Stock.
          (c) Neither Mr. Berkley nor Interlaken nor, to the best knowledge of Mr. Berkley or Interlaken, any person listed in Item 2 above, has effected any transactions with respect to any of the securities of NAFCO during the past sixty (60) days, except the acquisition by Interlaken of the Preferred Stock as reported hereby.
          (d)  Not Applicable.
          (e)  Not Applicable.

                                   SIGNATURE

          After reasonable belief and inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March, 1989

                              WILLIAM R. BERKLEY


                              /s/ William R. Berkley
                                  WILLIAM R. BERKLEY



                              INTERLAKEN FINANCIAL GROUP INC.


                              By:/s/ Robert V. Mendelsohn
                                     Robert V. Mendelsohn
                                 Vice President and Secretary

                                                     Attachment 3




                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)

                       BancFlorida Financial Corporation
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  628724-10-6
                                (CUSIP Number)

                            Mr. William R. Berkley
                               165 Mason Street
                                  PO Box 2518
                         Greenwich, Connecticut  06830
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)





                              December 31, 1990
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM R. BERKLEY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[  ]
                                                                    b[  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                7.  SOLE VOTING POWER

                        1,138,000

 NUMBER OF      8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY           1,138,000
 OWNED BY
   EACH         9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               1,138,000
   WITH
               10.  SHARED DISPOSITIVE POWER

                        1,138,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,138,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.4%

14.  TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         INTERLAKEN FINANCIAL GROUP INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[  ]
                                                                    b[  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                7.  SOLE VOTING POWER



 NUMBER OF      8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH         9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH
               10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.  TYPE OF REPORTING PERSON*
          CO

           This Amendment No. 2 amends the Statement on Schedule 13D, dated January 19, 1989, as amended by Amendment No. 1 thereto (together the "Statement"), filed by Mr. William R. Berkley ("Mr. Berkley") and Interlaken Financial Group Inc. ("Interlaken"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Statement.

Item 1.    Security and Issuer.
           Item 1 of the Statement is amended by adding to the end thereof the following new paragraph:
                "Since the date of Amendment No. 1 to this Statement, the name of the issuer has been changed from "NAFCO Financial Group, Inc." to "BancFlorida Financial Corporation."

Item 2.    Identity and Background.
           Item 2 of the Statement is amended by deleting the last paragraph thereof and the list that follows such paragraph and by inserting in lieu of such paragraph and list the following new paragraphs:
                "Mr. Berkley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Mr. Berkley is a citizen of the United States.
                On December 31, 1990, Interlaken, by consent of Mr. Berkley as its sole stockholder, adopted a Plan of Liquidation and Dissolution (the "Plan of Liquidation"), pursuant to which, on such date, all of the right, title and interest of Interlaken in and to all of its assets were assigned and transferred to Mr. Berkley, in final liquidation of Interlaken and in cancellation of its outstanding capital stock. As a consequence of such transaction, Mr. Berkley became the direct owner of all of the Common Shares theretofore owned by Interlaken and of the rights of Interlaken under the Stock Purchase Agreement, as amended. Pursuant to the Plan of Liquidation, Mr. Berkley also assumed, as of December 31, 1990, all of the obligations and liabilities of Interlaken (other than obligations and liabilities theretofore assumed by Mr. Berkley), including the obligations of Interlaken under the Stock Purchase Agreement, as amended.
                Pursuant to the Plan of Liquidation, Interlaken ceased the conduct of business as of December 31, 1990 and will dissolve."

           As a result of the transactions described in the two preceding paragraphs, all references in this Statement to Interlaken, or to Interlaken and Mr. Berkley together, insofar as they pertain to matters occurring or arising after December 31, 1990, or to ownership of or rights with respect to securities of NAFCO after such date, shall be deemed references to Mr. Berkley only.

Item 3.  Source and Amount of Funds or Other Consideration.
           Item 3 of the Statement is amended by adding thereto, immediately before the last paragraph thereof, the following new paragraph:
                "Mr. Berkley and Interlaken have entered into an Assignment and Assumption Agreement, dated as of December 28, 1990, pursuant to which Mr. Berkley has assumed and agreed to pay when due all principal of and interest on the promissory note described in the preceding paragraph and to discharge all other obligations that Interlaken may have in respect of such note. Mr. Berkley has also agreed, in such Agreement, to indemnify Interlaken and hold it harmless from and against any further liability under such note. Mr. Berkley will deliver to the bank which holds such note, in lieu of such note and the guaranty of Mr. Berkley referred to in the preceding paragraph, a new promissory note of Mr. Berkley, having the same terms as such note of Interlaken."

Item 5.    Interest in Securities of the Issuer.
           Item 5 of the Statement is amended in its entirety to read as follows:
                "(a) Mr. Berkley may be deemed to have beneficial ownership of 1,138,000 Common Shares, or approximately 24.4% of the sum of
           (i) the Common Shares outstanding as of December 27, 1990 (3,533,765) as reported in NAFCO's Report on Form 10-K for its fiscal year ended September 30, 1990 and (ii) the Common Shares into which the shares of Series A Preferred Stock owned by Mr. Berkley are convertible.
                The Certificate of Designation, Preferences and Other Rights pursuant to which the Series A Preferred Stock was issued (the "Certificate of Designation") provides that, if at the time of any conversion of shares of Series A Preferred Stock into Common Shares, dividends on the Series A Preferred Stock are in arrears, in whole or in part, with respect to at least two quarterly dividends, the number of Common Shares otherwise issuable upon such conversion shall be increased to include additional shares in an amount obtained by dividing, for each share of Series A Preferred Stock being converted, the total amount of dividends then in arrears by the current market price (determined in accordance with the provisions of the Certificate of Designation and as of the date of notice of conversion) of the Common Shares. NAFCO has failed to pay dividends on the Series A Preferred Stock for four (4) quarterly periods, with the total amount of dividends per share in arrears being $1,375,651. As a result, Mr. Berkley would, pursuant to this provision of the Certificate of Designation, have the right, as of January 10, 1991 (the most recent date on which dividends were payable), to acquire an aggregate of 379,490 additional Common Shares if he were to convert all of the shares of Series A Preferred Stock as of such date. However, under the Investor Agreement, as amended, Mr. Berkley has agreed that he will not, during the Standstill Period, acquire Common Shares representing 25% or more of the outstanding voting stock of NAFCO without the prior approval of NAFCO's Board of Directors, and under the Rebuttal Undertaking Mr. Berkley has agreed with the FSLIC that he will not acquire voting stock of NAFCO in excess of 25% of the outstanding shares thereof without obtaining necessary regulatory approvals or clearances. Further, if NAFCO were to pay the dividends not previously paid, such that dividends were in arrears for not more than one quarterly period, prior to the time at which conversion of the Series A Preferred Stock were to be effected, Mr. Berkley would have no right to acquire additional Common Shares pursuant to the provision of the Certificate of Designation described in this paragraph. Accordingly, the percentages set forth in this Statement with respect to Berkley's ownership of Common Shares do not include any Common Shares that might be issuable under such provision.
                Mr. Berkley does not beneficially own, or have the right to acquire, directly or indirectly, the beneficial ownership of any Common Shares except as described above.
                (b) Subject to the voting restrictions described above, and except as otherwise described herein, Mr. Berkley has sole power to direct the vote, and sole power to direct the disposal, of all 1,138,000 shares of the Series A Preferred Stock.
                (c) Mr. Berkley has not effected any transactions with respect to any of the securities of NAFCO during the past sixty
           (60) days.
                (d)  Not Applicable.
                (e)  Not Applicable."

Item 6. Contracts, Arrangements, Understandings or Relation - ships with Respect to Securities of the Issuer.

           The first paragraph of Item 6 is amended to read as follows:
                "Except for (i) the Stock Purchase Agreement and the Investor Agreement, as amended, including all exhibits and documents delivered or to be delivered pursuant thereto, (ii) the Loan Agreement and the Assignment and Assumption Agreement entered into with respect to the loan made under the Loan Agreement and (iii) the Asset Transfer Agreement and Assignment and Assumption Agreement entered into pursuant to the Plan of Liquidation, which are filed as Exhibits 2, 4, 3, 7 and 8, respectively, to this Statement and are incorporated herein by reference, or as otherwise noted below, Mr. Berkley has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of NAFCO."

Item 7.    Material to be Filed as Exhibits.
           Item 7 of the Statement is amended by adding to the end thereof the following items:
Exhibit 7 Assignment and Assumption Agreement dated December 28, 1990 between Interlaken Financial Group Inc. and William R. Berkley.

Exhibit 8 Plan of Liquidation and Dissolution of Interlaken Financial Group Inc., together with related Asset Transfer Agreement and Assignment and Assumption Agreement, each dated December 31, 1990.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 1991          /s/ William R. Berkley
                                       WILLIAM R. BERKLEY

                                 EXHIBIT INDEX



                                                         Page in
Exhibit No.             Description                    Numbered Copy

Exhibit 1    Joint Filing Agreement between
             Interlaken Financial Group Inc.
             and William R. Berkley, dated as
             of January 20, 1989.                            *

Exhibit 2    Stock Purchase Agreement, dated as
             of October 24, 1988, between NAFCO
             Financial Group, Inc. and Interlaken
             Financial Group Inc., with related
             exhibits and including Amendment No. 1
             thereto, dated as of December 16, 1988.         *

Exhibit 3    Loan Agreement executed by Interlaken
             Financial Group Inc. and William
             R. Berkley to finance the acquisition
             of the Preferred Stock, dated as of
             January 13, 1989.                               *

Exhibit 4    Investor Agreement, dated as of
             October 24, 1988, among NAFCO
             Financial Group, Inc., Interlaken
             Financial Group Inc. and William
             R. Berkley, with related exhibit,
             and including Amendment No. 1
             thereto, dated as of December 16, 1988.         *

Exhibit 5    Letter Agreement, dated as of
             January 13, 1989, among NAFCO
             Financial Group, Inc., Interlaken
             Financial Group Inc. and William
             R. Berkley, and including the
             Letter Amendment thereto, dated as
             of January 18, 1989.                            *

Exhibit 6    Rebuttal Undertaking, dated as of
             December 20, 1988, among William
             R. Berkley, Interlaken Financial
             Group Inc. and the Federal Savings
             and Loan Insurance Corporation
             (the "FSLIC"), accepted by the
             FSLIC on January 6, 1989.                       *



*   Previously filed with the Statement on Schedule 13D

                                 EXHIBIT INDEX



                                                         Page in
Exhibit No.             Description                    Numbered Copy

Exhibit 7    Assignment and Assumption Agreement
             dated December 28, 1990
             between Interlaken Financial Group
             Inc. and William R. Berkley.                   15

Exhibit 8    Plan of Liquidation and Dissolution
             of Interlaken Financial Group Inc.,
             together with related Asset Transfer
             Agreement and Assignment and
             Assumption Agreement, each dated
             December 31, 1990.                             17

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)

                       BancFlorida Financial Corporation
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  628724-10-6
                                (CUSIP Number)

                            Mr. William R. Berkley
                               165 Mason Street
                         Greenwich, Connecticut  06830
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)





                               January 17, 1994
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                 SCHEDULE 13D

CUSIP No. 628724-10-6

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM R. BERKLEY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[  ]
                                                            b[  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                7.  SOLE VOTING POWER

                        1,138,000

 NUMBER OF      8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH         9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                1,138,000
   WITH
               10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,138,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24%

14.  TYPE OF REPORTING PERSON*
          IN

           This Amendment No. 3 amends and, together with the attachments hereto, restates the Statement on Schedule 13D, dated January 19, 1989, filed by Mr. William R. Berkley ("Mr. Berkley") and Interlaken Financial Group Inc. ("Interlaken"), as amended by Amendment No. 1 thereto dated March 1989 filed by Mr. Berkley and Interlaken and by Amendment No. 2 thereto dated January 31, 1991 filed by Mr. Berkley. Copies of such Statement and of Amendment No. 1 and Amendment No. 2 thereto are attached to this Amendment No. 3 as Attachments 1, 2 and 3, respectively. Such Statement, as so amended by Amendment No. 1 and Amendment No. 2, is referred to herein as the "Statement." Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Statement. As used herein, the term "BancFlorida" means BancFlorida Financial Corporation (formerly NAFCO Financial Group, Inc.)

Item 2.    Identity and Background.
           Item 2 of the Statement is amended by deleting the second paragraph thereof and inserting in lieu of such paragraph the following new paragraph:
                "Mr. Berkley has been Chairman of the Board of W.R. Berkley Corporation, an insurance holding company which he founded, since 1967. Mr. Berkley also serves as Chairman of the Board of several companies which he controls or founded, including Interlaken
           Capital,   Inc., an investment and consulting firm which, with
           its affiliates, has interests in businesses in several industries. The principal offices of W.R. Berkley Corporation are located at the address stated above for Mr. Berkley."

Item 4.    Purpose of Transaction.
           Item 4 of the Statement is supplemented as follows:
           The Standstill Period expired on January 13, 1994. Reference is made to Item 6 herein for information as to an additional agreement, relating to the Common Shares, to which Mr. Berkley is a party. Under such agreement, Mr. Berkley has agreed to vote his shares of Series A Preferred Stock (and any Common Shares into which shares of Series A Preferred Stock have been converted) in favor of the merger described in such agreement. As set forth in such agreement, Mr. Berkley has requested that BancFlorida effect, and BancFlorida has agreed to take the necessary steps to effect, the registration under the Securities Act of 1933 of the Common Shares into which the Series A Preferred Stock may be converted. Upon such registration, Mr. Berkley may sell some or all of such Common Shares.
Item 5.    Interest in Securities of the Issuer.
           Item 5 of the Statement is amended in its entirety to read as follows:
                "(a) Mr. Berkley may be deemed to have beneficial ownership of 1,138,000 Common Shares, or approximately 24% of the sum of (i) the Common Shares outstanding as of December 23, 1993 (3,595,370) as reported in BancFlorida's Report on Form 10-K for its fiscal year ended September 30, 1993 and (ii) the Common Shares into which the shares of Series A Preferred Stock owned by Mr. Berkley are convertible.
                The Certificate of Designation, Preferences and Other Rights pursuant to which the Series A Preferred Stock was issued (the "Certificate of Designation") provides that, if at the time of any conversion of shares of Series A Preferred Stock into Common Shares, dividends on the Series A Preferred Stock are in arrears, in whole or in part, with respect to at least two quarterly dividends, the number of Common Shares otherwise issuable upon such conversion shall be increased to include additional shares in an amount obtained by dividing, for each share of Series A Preferred Stock being converted, the total amount of dividends then in arrears by the current market price (determined in accordance with the provisions of the Certificate of Designation and as of the date of notice of conversion) of the Common Shares. BancFlorida has paid dividends on the Series A Preferred Stock for all prior quarterly periods.
                Mr. Berkley does not beneficially own, or have the right to acquire, directly or indirectly, the beneficial ownership of any Common Shares except as described above.

                (b) Subject to the voting restrictions described above, and except as otherwise described herein, Mr. Berkley has sole power to direct the vote, and sole power to direct the disposal, of all 1,138,000 shares of the Series A Preferred Stock.
                (c) Except as described in Item 6 herein, Mr. Berkley has not effected any transactions with respect to any of the securities of BancFlorida during the past sixty (60) days.
                (d)  Not Applicable.
                (e)  Not Applicable."

Item 6. Contracts, Arrangements, Understandings or Relation - ships with Respect to Securities of the Issuer.

           The first paragraph of Item 6 is amended to read as follows:
                "Except for (i) the Stock Purchase Agreement and the Investor Agreement, as amended, including all exhibits and documents delivered or to be delivered pursuant thereto, (ii) the Loan Agreement and the Assignment and Assumption Agreement entered into with respect to the loan made under the Loan Agreement, (iii) the Asset Transfer Agreement and Assignment and Assumption Agreement entered into pursuant to the Plan of Liquidation and (iv) the First Union Agreement hereinafter referred to, which are filed as Exhibits 2, 4, 3, 7, 8 and 9, respectively, to this Statement and are incorporated herein by reference, or as otherwise noted below, Mr. Berkley has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of BancFlorida."
           Item 6 is supplemented as follows:
           BancFlorida, BancFlorida, a Federal Savings Bank, First Union Corporation ("First Union"), First Union Corporation of Florida and First Union National Bank of Florida have entered into an Agreement and Plan of Mergers (the "Merger Agreement") providing for the merger of BancFlorida with and into First Union Corporation of Florida and the merger of BancFlorida, a Federal Savings Bank, with and into First Union National Bank of Florida. In connection with the Merger Agreement, Mr. Berkley, BancFlorida and First Union entered into an Agreement, dated as of January 17, 1994 (the "First Union Agreement"), pursuant to which Mr. Berkley has agreed:
                    (i)  to vote all shares of Series A Preferred
                Stock (and any Common Shares into which shares of Series A Preferred Stock have been converted) in favor of the Plan of Mergers evidenced by the Merger Agreement (the "Plan") and the transactions provided for thereby at the meeting of stockholders of BancFlorida called for that purpose;
                   (ii) to accept the consideration provided for in the Plan in exchange for the Series A Preferred
                Stock (which consideration will consist of shares of common stock of First Union determined as provided in the Plan); and
                  (iii)  that except as set forth below in
                paragraph (y) below, he will not sell or transfer any shares of Series A Preferred Stock to any other party unless such party enters into an agreement, satisfactory to First Union, to abide by all the terms of the First Union Agreement, except that the First Union Agreement provides that the provisions of such Agreement shall not prevent Mr. Berkley from selling any Common Shares into which shares of Series A Preferred Stock have been Converted
                ("Converted Common Shares"), except that Mr.
                Berkley agrees that he will not sell or transfer any Converted Common Shares to any person or entity who or which has made a proposal to engage in an Acquisition
                Transaction (as defined in the Stock Option
                Agreement referred to in the Merger Agreement) or to any person or entity acting in concert with or on behalf of such first person or entity.
           In the First Union Agreement, BancFlorida has agreed as follows:
                    (x)  during the term of the First Union
                Agreement, it will not exercise any redemption rights it may have with respect to the Series A
                Preferred Stock;
                   (y) it acknowledges and confirms Mr. Berkley's demand under the Registration Agreement dated
                January 13, 1989 between BancFlorida and Mr.
                Berkley to register the Converted Common Shares and agrees to commence all necessary steps to register the same notwithstanding any contrary provisions which may be contained in such Registration
                Agreement, provided
                that, notwithstanding the foregoing, Mr.
                Berkley shall have no affirmative obligation to convert shares of Series A Preferred Stock into Converted Common Shares; and
                  (z)  during the period that the First Union
                Agreement is in effect, BancFlorida will use its best efforts to maintain the required regulatory approvals to pay dividends on the Series A
                Preferred Stock in accordance with the applicable provisions of BancFlorida's Certificate of
                Incorporation.  First Union agrees, in the First
                Union Agreement, to cooperate with BancFlorida in connection with such efforts. If BancFlorida is not able to maintain such approval and as a result is not able to pay Mr. Berkley any of such dividends on the Series A Preferred Stock, First
                Union agrees to pay such omitted dividends plus interest from the date of arrearage at an effective federal funds rate to Mr. Berkley on the effective date of the acquisition of BancFlorida by First Union pursuant to the Plan, in cash, or at the option of First
                Union, in shares of First Union common stock with a value (on such effective date) equal to the amount of such omitted dividends.
           The First Union Agreement provides that it shall terminate and be of no further force and effect if the Plan is terminated in accordance with its terms or if the Board of Directors of BancFlorida withdraws its endorsement of the transactions contemplated by the Plan.
           The foregoing description of certain terms of the First Union Agreement does not purport to be complete and is qualified in its entirety by the terms of such Agreement. A copy of such Agreement is filed as Exhibit 9 to the Statement and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           Item 7 of the Statement is amended by adding to the end thereof the following item:
Exhibit 9 Agreement, dated as of January 17, 1994, between William R. Berkley, BancFlorida Financial Corporation and First Union Corporation.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1994          /s/ William R. Berkley
                                       WILLIAM R. BERKLEY

                                 EXHIBIT INDEX


Exhibit No.             Description

Exhibit 1    Joint Filing Agreement between
             Interlaken Financial Group Inc.
             and William R. Berkley, dated as
             of January 20, 1989.*

Exhibit 2    Stock Purchase Agreement, dated as
             of October 24, 1988, between NAFCO
             Financial Group, Inc. and Interlaken
             Financial Group Inc., with related
             exhibits and including Amendment No. 1
             thereto, dated as of December 16, 1988.*

Exhibit 3    Loan Agreement executed by Interlaken
             Financial Group Inc. and William
             R. Berkley to finance the acquisition
             of the Preferred Stock, dated as of
             January 13, 1989.*

Exhibit 4    Investor Agreement, dated as of
             October 24, 1988, among NAFCO
             Financial Group, Inc., Interlaken
             Financial Group Inc. and William
             R. Berkley, with related exhibit,
             and including Amendment No. 1
             thereto, dated as of December 16, 1988.*

Exhibit 5    Letter Agreement, dated as of
             January 13, 1989, among NAFCO
             Financial Group, Inc., Interlaken
             Financial Group Inc. and William
             R. Berkley, and including the
             Letter Amendment thereto, dated as
             of January 18, 1989.*

Exhibit 6    Rebuttal Undertaking, dated as of
             December 20, 1988, among William
             R. Berkley, Interlaken Financial
             Group Inc. and the Federal Savings
             and Loan Insurance Corporation
             (the "FSLIC"), accepted by the
             FSLIC on January 6, 1989.*




*   Previously filed with the Statement on Schedule 13D

                                 EXHIBIT INDEX


Exhibit No.             Description

Exhibit 7    Assignment and Assumption Agreement
             dated December 28, 1990
             between Interlaken Financial Group
             Inc. and William R. Berkley.*

Exhibit 8    Plan of Liquidation and Dissolution
             of Interlaken Financial Group Inc.,
             together with related Asset Transfer
             Agreement and Assignment and
             Assumption Agreement, each dated
             December 31, 1990.*

Exhibit 9 Agreement, dated as of January 17, 1994, between William R. Berkley, BancFlorida
             Financial Corporation and First Union
             Corporation.